News Release

RESIN SYSTEMS ANNOUNCES APPOINTMENT OF SENIOR VICE-PRESIDENT, PRODUCTION

Edmonton, Alberta, October 31, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively "RS"), is pleased to announce that Scott Terhune, MBA, has been appointed Senior Vice President, Production.

Mr. Terhune provides RS with a strong industrial manufacturing and operations background with core strengths in logistics management, production coordination and project management. Mr. Terhune has over twenty years experience in a variety of operational roles in the domestic and international engineered composite products manufacturing industry, including filament winding and pultrusion sectors. Mr. Terhune graduated from the University of Texas and holds a MBA from Oklahoma State University.

“Scott brings an impressive and varied experience in the composites manufacturing industry to our company,” said Greg Pendura, Chairman, President and Chief Executive Officer of RS. “Our organization will benefit from his expertise, especially as he joins us at this critical stage in RS’s production growth.”

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard for sale to power utility companies both domestically and internationally. The RStandard modular composite utility pole is the winner of the 2005 ACE award from the American Composites Manufacturers Association for the most creative application and innovative use of composites material.

For the latest on the company’s developments, click on “Latest News” on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

 Jennifer Handshew / Joe Gallo

President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1269

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

Email:  jhandshew@kcsa.com / jgallo@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.